Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges included herein is calculated in accordance with the rules of the Securities and Exchange Commission. The foregoing is calculated differently than a similarly titled ratio and covenant in the company's senior secured credit facility. As previously disclosed, the company is in compliance and expects to remain in compliance with the covenants in its credit facility.

	Six Months Ended
	June 30	Year Ended December 31,
(Dollars in millions)	2013	2012	2011	2010	2009	2008
Earnings:
Add:
Income (loss) from continuing operations before income taxes	$34	$(298)	$(25)	$59	$91	$(332)
Fixed charges (see below)	53	90	86	99	104	133
	87	(208)	60	158	195	(199)

Subtract:
Undistributed shares of income (loss) of less-than-fifty-percent-owned investees	—	(33)	(6)	(3)	17	10
Capitalized interest	1	1	—	—	—	—
	1	(33)	(6)	(3)	17	10
Total earnings (as defined)	$85	$(175)	$67	$161	$178	$(209)

Fixed charges:
Interest expense	$29	$45	$52	$57	$62	$81
Capitalized interest	1	1	—	—	—	—
Estimated interest component of rental expense	22	43	34	42	42	52
Total fixed charges (as defined)	$53	$90	$86	$99	$104	$133

Ratio of Earnings to Fixed Charges (a)	1.61x	(b)	(b)	1.63x	1.71x	(b)
Table may not total due to rounding.

(a)
Earnings is the amount resulting from adding and subtracting the following items. Add the following: (i) pre-tax income from continuing operations before adjustment for income or loss from equity investees; and (ii) fixed charges. From the total of the added items, subtract the following: (i) interest capitalized; and (ii) undistributed income (loss) of equity investees. Total fixed charges is the sum of interest expense, capitalized interest and the estimated interest component of rental expense. Consistent with the company's accounting policy, interest related to uncertain tax positions is included as a component of income tax expense, and is not included in fixed charges.

(b)
For these periods, earnings were inadequate to cover fixed charges. The amount of the coverage deficiencies were: $265 million for the year ended December 31, 2012; $19 million for the year ended December 31, 2011; and $342 million for the year ended December 31, 2008.